Exhibit 99.1

Jiayin Group Inc. Announces Entry into Loan Facility

SHANGHAI, November 12, 2025 (GLOBE NEWSWIRE) -- Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that its indirect wholly-owned subsidiary, Shanghai Jirongzhicheng Enterprise Development Co., Ltd. (“Jirongzhicheng”), entered into a loan facility agreement with certain financial institutions (the “Lenders”) on November 6, 2025, pursuant to which the Lenders agreed to provide a loan facility (the “Loan Facility”) of up to RMB600 million that can be drawn down by Jirongzhicheng in multiple tranches from time to time until December 31, 2025. The Loan Facility has an interest rate per annum equal to over-five-year loan prime rate, which is currently 3.5%, and will mature on November 11, 2032.

To secure the Loan Facility, Jirongzhicheng has agreed to mortgage certain commercial property it owns to the Lenders, and its parent, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”), has agreed to pledge its 100% equity interest in Jirongzhicheng to the Lenders. In addition, Geerong Yunke and Shanghai Jiayin Technology Co., Ltd., a consolidated variable interest entity of the Company, have agreed to provide guarantees for the Loan Facility in favor of the Lenders. The Company plans to use the proceeds from the Loan Facility as general working capital.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayintech.cn/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, the completion of the purchase and the future use of the Commercial Property. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation volume of loans facilitated through its marketplace, effectiveness of the

Exhibit 99.1

Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn